UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
N.Z.$1,200,000,000
2.75 per cent. Notes due 28 January 2027

Series No. NZD-015-00-1, Tranche No. 1

(under the N.Z.$10,000,000,000 Domestic Medium-Term Note Programme)

Filed pursuant to Rule 3 of Regulation AD
Dated: 26 January 2022

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of N.Z.$1,200,000,000 principal amount of 2.75 per cent. Notes due 28 January 2027 (Series No. NZD-015-00-1, Tranche No. 1) (the "Notes") of the Asian Development Bank (the "ADB") under its N.Z.$10,000,000,000 Domestic Medium-Term Note Programme (the "Programme"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum for the Programme dated 27 January 2010 (the "Information Memorandum"), previously filed under a report of the ADB dated 27 January 2010, and in the Pricing Supplement relating to the Notes dated 26 January 2022 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2021, was filed under a report of the ADB dated 13 April 2021.

The registrar and paying agent of the ADB with respect to the Notes is Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Auckland 0622, New Zealand.

Item 2.   Distribution of Obligations

See the Information Memorandum, pages ii to iii and 47 to 50, and the Pricing Supplement.

As of 26 January 2022, the ADB entered into a Subscription Agreement, filed herewith, with ANZ Bank New Zealand Limited, Bank of New Zealand and The

Toronto-Dominion Bank (together, the "Dealers"), pursuant to which ADB has agreed to issue, and the Dealers have severally agreed to purchase, a principal amount of the Notes aggregating N.Z.$1,200,000,000 for an issue price of 99.758961 per cent., less an underwriting fee of N.Z.$1,665,108. For the avoidance of doubt, the aggregate purchase price after the above adjustment shall be N.Z.$1,195,442,424. The Notes will be offered for sale subject to issuance and acceptance by the Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 28 January 2022. The Dealers propose to offer all the Notes to the public at the public offering price of 99.758961 per cent. The respective principal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
ANZ Bank New Zealand Limited	N.Z.$400,000,000
Bank of New Zealand	N.Z.$400,000,000
The Toronto-Dominion Bank	N.Z.$400,000,000
Total	N.Z.$1,200,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2, and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.758961%	0.138759 %	99.620202%
Total in N.Z.$	N.Z.$1,197,107,532	N.Z.$1,665,108	N.Z.$1,195,442,424

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$17,230*

* Asterisk indicates that the expense itemized above is an estimate.

Item 6.   Application of Proceeds

See the Information Memorandum, page 1.

Item 7.   Exhibits

(a)   (i)   Information Memorandum in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(ii)   Pricing Supplement dated 26 January 2022.

(b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)   (i)   Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated as of 27 January 2010, previously filed under a report of the ADB dated 27 January 2010, as amended by an amendment agreement dated 5 March 2018, previously filed under a report of the ADB dated 23 August 2019.

(ii)   Note Deed Poll relating to the issuance of Notes by the ADB under the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(iii)   Subscription Agreement dated 26 January 2022.

(iv)   Registrar and Paying Agency Agreement in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(d)   (i)   Information Statement dated 13 April 2021, previously filed under a report of the ADB dated 13 April 2021.

(ii)   Information Memorandum and Pricing Supplement (see (a) above).

Pricing Supplement

Series No.:   NZD-015-00-1

Tranche No.:   1



ASIAN DEVELOPMENT BANK

N.Z.$10,000,000,000 Domestic Medium-Term Note Programme

Issue of

N.Z.$1,200,000,000 2.75 per cent. Notes due 28 January 2027 (the **Notes**)

This Pricing Supplement (as referred to in the Information Memorandum dated 27 January 2010 and Deed Poll dated 27 January 2010 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a registered bank in New Zealand pursuant to the Reserve Bank of New Zealand Act 1989. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Government of New Zealand.

This Pricing Supplement should be read in conjunction with the Conditions of the Notes as set out in the Information Memorandum.

1	Description of Notes:	Fixed Rate Notes
2	Issuer:	Asian Development Bank (**ADB**)
3	Lead Managers and Dealers:	ANZ Bank New Zealand Limited Bank of New Zealand The Toronto-Dominion Bank
4	Registrar and Paying Agent:	Computershare Investor Services Limited
5	Type of Issue:	Underwritten sale
6	Currency:	
	(a) of Denomination	New Zealand dollars (N.Z.$)
	(b) of payment	N.Z.$

7	Aggregate principal amount of Tranche:	N.Z.$1,200,000,000
8	Issue Date:	28 January 2022
9	Issue Price:	99.758961 per cent. of the aggregate principal amount of the Tranche
10	Denomination(s):	(a) Outside New Zealand, N.Z.$1,000 and integral multiples thereof, and (b) within New Zealand, N.Z.$100,000 and multiples of N.Z.$1,000 thereafter, subject to the requirement that the amount payable by each person who subscribes for the Notes must be at least N.Z.$750,000
11	Rating:	
	Programme Rating:	As at the date of this Pricing Supplement, the Programme has been rated AAA by S&P Global Ratings, a division of S&P Global Inc. (formerly Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc.), AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
	Notes Rating:	As at the date of this Pricing Supplement, the Notes have been rated AAA by S&P Global Ratings, a division of S&P Global Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.
12	Business Day:	Wellington and Auckland
13	If the Notes are Fixed Rate Notes:	Condition 6 shall apply
	Fixed coupon amount:	The amount of interest payable to each Noteholder will be calculated by applying the Interest Rate to the outstanding nominal amount held by that Noteholder, multiplying such sum by the Day Count Fraction, and rounding the resultant figure to the nearest sub-unit being rounded upwards or otherwise in accordance with the applicable market convention. The Interest Rate is fixed and will remain the same from the Issue Date until the Maturity Date.
	Interest Rate:	2.75 per cent. per annum payable semi-annually in arrear
	Interest Payment Dates:	28 January and 28 July in each year, beginning 28 July 2022, up to and including the Maturity Date
	Interest Period End Dates:	28 January and 28 July in each year, beginning 28 July 2022, up to and including the Maturity Date, with no adjustment

Business Day Convention:

(a)	for Interest Payment Dates:	Following
(b)	for Maturity Date:	Following
(c)	for Interest Period End Dates:	No adjustment
(d)	for any other dates:	Following

Day Count Fraction: NZ Govt Bond Basis

14	Redemption Amount:	Redemption at par
15	Early Redemption Amount:	Not applicable
16	Early Redemption Date (Call):	Not applicable
17	Early Redemption Date (Put):	Not applicable
18	Maturity Date:	28 January 2027
19	Record Date:	10 calendar days before the relevant Interest Payment Date or, if not a Business Day, the immediately preceding Business Day
20	Listing:	Not applicable
21	Any Clearing System other than the NZClear System:	Euroclear and Clearstream
22	ISIN:	NZADBDT015C7
23	Common Code:	243723949
24	Other conditions:	Use of Proceeds

During the life of the Notes, ADB will use its best efforts to apply an amount equal to the net proceeds thereof for use in its ordinary operations to finance a pool of projects related to the health sector, directly or indirectly through governments or rural governments of ADB members or financial institutions or investments in private sector health projects. In case it would be unable to apply an amount equal to the proceeds as provided above, ADB will apply the remaining proceeds thereof to its ordinary operations in accordance with the Agreement Establishing the Asian Development Bank.

Payment of principal of and interest on the Notes will be based solely on the creditability of ADB, and not on the performance of investments and loans under ADB's projects in the health sector.

| 25 | Modification to selling restrictions: | The selling restrictions for New Zealand and Singapore set out in clause 2 and clause 8, respectively, of Schedule 5 of the Programme Agreement are changed for the purpose of clause |

7.4 of the Programme Agreement as set out in Schedule 1 to this Pricing Supplement.

For the purposes of paragraph (a) of the section of the Information Memorandum entitled "Documents Incorporated by Reference", the statements in the sections of the Information Memorandum entitled "Selling Restrictions – New Zealand" and "Selling Restrictions – Singapore" are amended and supplemented as set out in Schedule 1 to this Pricing Supplement.

| 26 | Modification to tax opinion: | The "Non-resident withholding tax" and "Resident withholding tax" statements in the section of the Information Memorandum entitled "New Zealand and United States Federal Taxation – New Zealand" are amended and supplemented as set out in Schedule 2 to this Pricing Supplement. |
| 27 | Recent Developments: | On 3 January 2022, Roberta Casali succeeded Ingrid van Wees as Vice-President for Finance and Risk Management. |

CONFIRMED

ASIAN DEVELOPMENT BANK



By: ....

Name: Maria A. Lomotan
Title: Assistant Treasurer
Date: 26 January 2022

Schedule 1

New Zealand selling restriction

The Notes must not be offered for sale or subscription in New Zealand in breach of the Financial Markets Conduct Act 2013 (the **FMC Act (N.Z.)**). Notes may not be offered or sold except in compliance with all applicable laws and regulations in any jurisdiction in which they are offered, sold or delivered. No offering document in respect of any Notes may be published, delivered, or distributed in or from any country or jurisdiction except under the circumstances that will result in compliance with all applicable laws and regulations. The Issuer does not intend that the Notes be offered for sale or subscription in New Zealand as a "regulated offer" within the meaning of the FMC Act (N.Z.). Accordingly, no product disclosure statement has been prepared or will be lodged in terms of the FMC Act (N.Z.), and no person may, directly or indirectly, subscribe for, offer, sell, transfer, deliver or distribute any Information Memorandum, information, advertisement or other offering material relating to the Notes, in breach of the FMC Act (N.Z.).

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(A)   it has not offered, sold or transferred, and will not offer, sell or transfer, directly or indirectly, any Notes; and

(B)   it has not distributed, and will not distribute, directly or indirectly, the Information Memorandum, the relevant Pricing Supplement, any other offering memorandum or document or any advertisement in relation to any offer of the Notes,

in each case in New Zealand, other than:

(a)   to persons who are "wholesale investors" within the meaning of clause 3(2)(a), (c) or (d) or 3(3)(b) of Schedule 1 to the FMC Act (N.Z.), being persons who fall within one or more of the following categories of "wholesale investor":

(i)   a person who is required to pay a minimum subscription price of at least N.Z.$750,000 for the Notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the issue, sale or transfer of those Notes; or

(ii)   a person who is:

(A)   an "investment business";

(B)   "large"; or

(C)   a "government agency",

in each case, as defined in Schedule 1 to the FMC Act (N.Z.); or

(b)   in other circumstances where there is no contravention of the FMC Act (N.Z.) (provided that Notes may not be offered, sold or transferred to any person that is a "wholesale investor" under the FMC Act (N.Z.) solely because that person is an "eligible investor" (as defined in clause 41 of Schedule 1 of the FMC Act (N.Z.)) or that person meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act (N.Z.)).

In addition, each Dealer will be required to represent and agree that Notes may only be transferred to persons who have RWT-exempt status (as defined in the Income Tax Act 2007) and have submitted satisfactory evidence of their exemption from resident withholding tax to the Registrar.

Singapore selling restriction

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Each Dealer has represented and agreed that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than:

(a) to an accredited investor;

(b) to an expert investor;

(c) to an institutional investor; or

(d) to any other person that is not an individual,

as such terms are defined in the Securities and Futures Act (Cap. 289) (as amended) of Singapore.

Schedule 2 – New Zealand Taxation

Non-resident withholding tax

The Issuer enjoys certain exemptions from New Zealand tax under the International Finance Agreements Act and the Income Tax Act 2007. As a result, the Issuer and the Paying Agent are not required to withhold New Zealand non-resident withholding tax from any payment of premium or interest in respect of the Notes where the beneficial owner of the Note is a non-resident of New Zealand to which the non-resident withholding tax rules in the Income Tax Act 2007 apply.

Resident withholding tax

As a result also, the Issuer is exempt from the requirement to withhold resident withholding tax ("**RWT**") from any payment of premium or interest in respect of a Note to a New Zealand resident beneficial owner (or a non-resident beneficial owner to which the RWT rules in the Income Tax Act 2007 apply). The Registrar will not have an obligation under the Income Tax Act 2007 to withhold RWT if the person receiving the payment from the Registrar has RWT-exempt status (as defined in section YA 1 of the Income Tax Act 2007) and has submitted satisfactory evidence of its RWT-exempt status to the Registrar.

Subscription Agreement

in relation to the

N.Z.$1,200,000,000 2.75 per cent. Notes due 28 January 2027 (the **Notes**)

Series No. NZD-015-00-1, Tranche No. 1

Issued under the N.Z.$10,000,000,000 Domestic Medium-Term Note Programme

Asian Development Bank

Issuer

and

ANZ Bank New Zealand Limited
Bank of New Zealand
The Toronto-Dominion Bank

Each, a **Dealer** and a **Joint Lead Manager**

Date 26 January 2022

This **Agreement** is made on 26 January 2022

between   (1)   Asian Development Bank (the **Issuer**)

and   (2)   ANZ Bank New Zealand Limited, Bank of New Zealand and The Toronto-Dominion Bank (each, a **Dealer** and a **Joint Lead Manager**).

1.   Interpretation

1.1   Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this Agreement as if it were fully set out in this Agreement. However, the following terms have the following meanings, unless the context otherwise requires:

Agency Agreement means the Registrar and Payment Agency Agreement between the Issuer and the Registrar dated 27 January 2010.

ANZ means ANZ Bank New Zealand Limited.

BNZ means Bank of New Zealand.

Issue Date has the meaning given in clause 4.1.

Issue Notice means the document so entitled between the Registrar and the Issuer dated on or about the date of this Agreement.

Notes means the notes to be subscribed under this Agreement.

NZClear System means the system operated by the Reserve Bank of New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of the system (formerly known, and referred to in the Programme Agreement, as the Austraclear New Zealand System).

Pricing Supplement has the meaning given in clause 4.2.

Programme Agreement means the programme agreement dated 27 January 2010 (as amended by an amendment agreement dated 5 March 2018) in relation to the N.Z.$10,000,000,000 New Zealand Domestic Medium-Term Note Programme of the Issuer.

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1.

TD means The Toronto-Dominion Bank.

1.2   Inconsistency with Programme Agreement

This Agreement prevails to the extent it is inconsistent with the Programme Agreement.

2. Appointment of Dealers

(a) **Appointment by Issuer**

In accordance with clause 14 of the Programme Agreement, the Issuer appoints ANZ, BNZ and TD to each act as a Dealer in respect of the Notes on the terms set out in the Programme Agreement.

(b) **Acceptance of appointment**

Each Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Dealer under the Programme Agreement in respect of the Notes.

(c) **Acknowledgement of termination of appointment**

Each Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the Dealer that have arisen prior to such termination.

3. Acknowledgments by Dealers

Each Dealer acknowledges that it has received:

(a) **Copy of Programme Agreement**

a copy of the Programme Agreement; and

(b) **Copy of Information Memorandum**

a copy of the Information Memorandum for the Notes.

4. Subscription

4.1 Subscription

On 28 January 2022, or any other date as is agreed between the Issuer and each of the Dealers (the **Issue Date**):

(a) **Agreement to issue**

the Issuer agrees to issue and sell the Notes specified below in accordance with this Agreement and the Programme Agreement; and

(b) **Agreement to subscribe severally**

each Dealer severally agrees to subscribe the Notes specified below by paying the Purchase Price for those Notes in immediately available funds in accordance with clause 4.5 of this Agreement.

Name of Dealer	Principal Amount of Notes to be Subscribed	Purchase Price
ANZ	N.Z.$400,000,000	N.Z.$398,480,808
BNZ	N.Z.$400,000,000	N.Z.$398,480,808
TD	N.Z.$400,000,000	N.Z.$398,480,808
Total	N.Z.$1,200,000,000	N.Z.$1,195,442,424

4.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement (the **Pricing Supplement**) dated 26 January 2022 in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises each Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a) **Information Memorandum**

the Information Memorandum for the Notes, provided that each Dealer takes reasonable steps to draw to the attention of each recipient of the Information Memorandum that, for the purposes of paragraph (a) of the section of the Information Memorandum entitled "Documents Incorporated by Reference", the statements in the sections of the Information Memorandum entitled "Selling Restrictions – New Zealand" and "Selling Restrictions – Singapore" are amended and supplemented by condition 25 of the Pricing Supplement;

(b) **Pricing Supplement**

the Pricing Supplement; and

(c) **Other documents**

any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this Agreement, the obligations of the Issuer and each Dealer under this Agreement are individual and independent and:

(a) **Obligation to comply remains**

the failure of one or more of them to comply with its or their obligations under this Agreement does not relieve any of the others of any of its or their obligations;

(b) **No responsibility for failure of others**

no one of them is responsible for the failure of one or more of the others to comply with its or their obligations under this Agreement; and

(c) **Separate right to enforce**

each of them may separately enforce its rights against the others under this Agreement.

4.5 Payment

(a) **Agreement on how Purchase Price is payable to Issuer**

Notwithstanding clauses 4.1 and 4.4, each Dealer agrees that settlement shall take place on the following basis:

(i) ANZ, on behalf of itself and as agent for BNZ and TD, will pay the aggregate Purchase Price (being, subject to paragraph (c) below, N.Z.$1,195,442,424) for the Notes to the Registrar through the NZClear System (via a delivery versus payment trade);

(ii) Pursuant to the Agency Agreement and the Issue Notice, the Issuer will procure that the Registrar delivers the aggregate principal amount of Notes being subscribed for pursuant to clause 4.1(b) (being, subject to paragraph (c) below, N.Z.$1,200,000,000 of Notes) to ANZ;

(iii) On the Issue Date (or such later date as agreed between ANZ and BNZ), ANZ agrees to deliver to BNZ a principal amount of Notes (to be separately agreed between ANZ and BNZ) (the **BNZ Delivered Notes**) against payment to ANZ from BNZ of an amount equal to the Purchase Price paid by ANZ under clause 4.5(a)(i) for the BNZ Delivered Notes (adjusted, if required, for the agreed allocation of the Dealer fee (to be separately agreed between the Dealers)). Payment to ANZ from BNZ for the BNZ Delivered Notes will be made through the NZClear System or in any other manner agreed to between ANZ and BNZ;

(iv) Upon payment to ANZ from BNZ for the BNZ Delivered Notes and the delivery of the BNZ Delivered Notes to BNZ from ANZ under clause 4.5(a)(iii), BNZ and ANZ will be deemed to have satisfied their respective obligations to each other in relation to the agency arrangement under clause 4.5(a)(i);

(v) On the Issue Date (or such later date as agreed between ANZ and TD), ANZ agrees to deliver to TD a principal amount of Notes (to be separately agreed between ANZ and TD) (the **TD Delivered Notes**) against payment to ANZ from TD of an amount equal to the Purchase Price paid by ANZ under clause 4.5(a)(i) for the TD Delivered Notes (adjusted, if required, for the agreed allocation of the Dealer fee (to be separately agreed between the Dealers)). Payment to ANZ from TD for the TD Delivered Notes will be made through the NZClear System or in any other manner agreed to between ANZ and TD; and

(vi) Upon payment to ANZ from TD for the TD Delivered Notes and the delivery of the TD Delivered Notes to TD from ANZ under clause 4.5(a)(v), TD and ANZ will be deemed to have satisfied their respective obligations to each other in relation to the agency arrangement under clause 4.5(a)(i).

(b) **Obligation of Issuer to issue**

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or the Dealers from their obligations to purchase the Notes in accordance with the other provisions of this Agreement.

(c) **Responsibility of non-defaulting Dealers**

If a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Dealers who have not become insolvent or unable to perform their obligations will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Dealers and the Issuer for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve the defaulting Dealer from liability for its default.

5. Programme Agreement

For the purposes of the Programme Agreement:

(a) **Notes are defined**

the Notes are Notes as defined in the Programme Agreement;

(b) **Subscription Agreement under Programme Agreement**

this Agreement is a Subscription Agreement;

(c) **Dealers under Programme Agreement**

each Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) **Acceptance of appointment under Programme Agreement**

each Joint Lead Manager accepts its appointment as Joint Lead Manager on the terms set out in the Programme Agreement.

6. Procedures

Notwithstanding clause 4.1(a) of the Programme Agreement, and without prejudice to clause 2, each Dealer acknowledges that the issue of Notes under this Agreement is an underwritten sale of Notes.

7. Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that each Dealer's obligation to subscribe and pay for the Notes on the Issue Date is subject to the satisfaction of the conditions precedent set out in clause 3.2 of the Programme Agreement.

7.2 Termination

If any of the conditions in clause 3.2 of the Programme Agreement is not satisfied or waived by the Issue Date, each Dealer may terminate this Agreement and each Dealer is released from its obligations under it.

8. Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to the issue of Notes under this Agreement will be dealt with in a separate side letter to be dated the date of this Agreement.

9. Selling restrictions

The Issuer and each Dealer agrees that the selling restrictions for New Zealand and Singapore set out in clause 2 and clause 8, respectively, of Schedule 5 of the Programme Agreement are changed for the purpose of clause 7.4 of the Programme Agreement, as follows:

"New Zealand

The Notes must not be offered for sale or subscription in New Zealand in breach of the Financial Markets Conduct Act 2013 (the **FMC Act (N.Z.)**). Notes may not be offered or sold except in compliance with all applicable laws and regulations in any jurisdiction in which they are offered, sold or delivered. No offering document in respect of any Notes may be published, delivered, or distributed in or from any country or jurisdiction except under the circumstances that will result in compliance with all applicable laws and regulations. The Issuer does not intend that the Notes be offered for sale or subscription in New Zealand as a "regulated offer" within the meaning of the FMC Act (N.Z.). Accordingly, no product disclosure statement has been prepared or will be lodged in terms of the FMC Act (N.Z.), and no person may, directly or indirectly, subscribe for, offer, sell, transfer, deliver or distribute any Information Memorandum, information, advertisement or other offering material relating to the Notes, in breach of the FMC Act (N.Z.).

Each Dealer represents and agrees, that:

(A)   it has not offered, sold or transferred, and will not offer, sell or transfer, directly or indirectly, any Notes; and

(B)   it has not distributed, and will not distribute, directly or indirectly, the Information Memorandum, the relevant Pricing Supplement, any other offering memorandum or document or any advertisement in relation to any offer of the Notes,

in each case in New Zealand, other than:

       (a)   to persons who are "wholesale investors" within the meaning of clause 3(2)(a), (c) or (d) or 3(3)(b) of Schedule 1 to the FMC Act (N.Z.), being persons who fall within one or more of the following categories of "wholesale investor":

              (i)   a person who is required to pay a minimum subscription price of at least N.Z.$750,000 for the Notes (disregarding any amount lent by the offeror, the Issuer or any associated person of the offeror or the Issuer) before the issue, sale or transfer of those Notes; or

              (ii)   a person who is:

                      (A)   an "investment business";

                      (B)   "large"; or

                      (C)   a "government agency",

                    in each case, as defined in Schedule 1 to the FMC Act (N.Z.); or

       (b)   in other circumstances where there is no contravention of the FMC Act (N.Z.) (provided that Notes may not be offered, sold or transferred to any person that is a "wholesale investor" under the FMC Act (N.Z.) solely because that person is an "eligible investor" (as defined in clause 41 of Schedule 1 of the FMC Act (N.Z.)) or that person meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act (N.Z.)).

In addition, each Dealer represents and agrees that Notes may only be transferred to persons who have RWT-exempt status (as defined in the Income Tax Act 2007) and have submitted satisfactory evidence of their exemption from resident withholding tax to the Registrar."

"Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Each Dealer represents and agrees that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than:

       (a)   to an accredited investor;

       (b)   to an expert investor;

       (c)   to an institutional investor; or

       (d)   to any other person that is not an individual,

as such terms are defined in the Securities and Futures Act (Cap. 289) (as amended) of Singapore."

10. Notices

(a) **Clause 18 applies**

Clause 18 of the Programme Agreement applies to this Agreement.

(b) **Communications to Dealers and Joint Lead Managers**

However, any communication to a Dealer must be sent to the address (or e-mail address) of the relevant Joint Lead Manager as set out in this Agreement.

(c) **Lead Managers to give copy to relevant Dealer**

Each Joint Lead Manager must give a copy of any notice it receives under this clause to the relevant Dealer.

11. Counterparts

(a) **Counterparts permitted**

This Agreement may consist of a number of copies, each signed by one or more of the parties to the Agreement.

(b) **One document**

If so, the signed copies are treated as making up the one document.

12. Governing law

Clauses 19.16 to 19.19 of the Programme Agreement apply to this Agreement.

Executed as an agreement.

Signed on behalf of
Asian Development Bank
by its authorized representative in
the presence of:



_____
Maria A. Lomotan
Assistant Treasurer



_____
Surain Rajan
Counsel

Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
Telephone	+632 8632 4478
E-mail	TDFD_Documentation@adb.org
Attention	Assistant Treasurer, Funding Division, Treasury Department

SIGNED for **ANZ Bank New Zealand Limited** under power of attorney in the presence of:



_____	_____
Signature of witness	Signature of attorney
Vanessa Hunter	Matt Wilsher
Name of witness	Name of attorney
Banker	1 October 2011
Witness occupation	Date of power of attorney
Auckland	
Place of residence	

Address   ANZ Centre, Level 10,
                 171 Featherston Street
                 Wellington 6011, New Zealand

Telephone   +64 4 576 1029

E-mail   DCMNewZealand@anz.com

Attention   Debt Capital Markets

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I, **Matt Brian Wilsher** of **Auckland**, **New Zealand**, currently holding the position of Director, Markets (Debt Capital Markets, Auckland), Institutional NZ, ANZ Bank New Zealand Limited (**ANZ**), certify –

1. That by deed dated 1 October 2011, ANZ appointed the Director, Markets (Debt Capital Markets, Auckland), Institutional NZ its attorney; and

2. That I have not received notice of any event revoking the power of attorney granted to the Director, Markets (Debt Capital Markets, Auckland), Institutional NZ.



....

Signed this 26 day of January 2022

SIGNED for **Bank of New Zealand** under
power of attorney in the presence of:



_____
Signature of witness

Hannah Port
Name of witness

Banker
Witness occupation

Auckland
Place of residence



_____
Signature of attorney

John Vanderbom
Name of attorney

25 March 2021
Date of power of attorney

_____
Signature of attorney

Michael Allan Faville
Name of attorney

25 March 2021
Date of power of attorney

Address   Level 6, Deloitte Centre
                 80 Queen Street
                 Auckland 1010, New Zealand

Telephone   +64 9 375 1391

E-mail   Wholesale.Banking.NZ.CMO@bnz.co.nz

Attention   Head of Debt Capital Markets

11



CERTIFICATE OF NON-REVOCATION
OF POWER OF ATTORNEY

We, **Mike Faville**, Head of Capital Markets, BNZ and **John Vanderbom**, Director, Capital Markets, BNZ, both of Auckland, New Zealand, certify that:

1. by deed dated 25 March 2021, Bank of New Zealand, of Level 4, 80 Queen Street, Auckland, New Zealand, appointed us its attorneys.

2. we have not received notice of any event revoking the power of attorney.

Signed at Auckland this 26th day of January 2022



Mike Faville

Signed at Auckland this 26th day of January 2022



John Vanderbom

The Toronto-Dominion Bank

by: *B. Tyrrell*

Name: Beverley Tyrrell

Title: Authorised Signatory

Address	60 Threadneedle Street London EC2R 8AP United Kingdom
Telephone	+65 6500 8029
E-mail	tmg@tdsecurities.com / SingaporeSyndicate@tdsecurities.com
Attention	Head of Syndicate and Origination